Exhibit 99.1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G in respect of the Common Stock of Cardinal Infrastructure Group Inc. is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: October 19, 2026

CONVERSANT OPPORTUNITY MASTER FUND LP

By: Conversant GP Holdings LLC

/s/ Paul Dumaine
Name: Paul Dumaine
Title: General Counsel and Chief Compliance Officer

CONVERSANT GP HOLDINGS LLC

By: /s/ Paul Dumaine
Name: Paul Dumaine
Title: General Counsel and Chief Compliance Officer

CONVERSANT CAPITAL LLC

By: /s/ Paul Dumaine
Name: Paul Dumaine
Title: General Counsel and Chief Compliance Officer

MICHAEL SIMANOVSKY

/s/ Paul Dumaine
Paul Dumaine, Attorney-in-fact for Michael J. Simanovsky